UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated April 22, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: April 22, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

April 22, 2008

TSX SYMBOL:  STM

Strathmore Completes Southwest Reno Creek, Wyoming NI 43-101 Technical Report:  Mineral Resource Increased to 3.5 Million Pounds U3O8

Strathmore Minerals Corporation is pleased to announce that its wholly owned U.S. subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has completed and SEDAR-filed an independent National Instrument 43-101 Technical Report for the Southwest Reno Creek Property, Wyoming.  Strathmore joint ventured the Pine Tree-Reno Creek property with American Uranium Corporation in 2007 (see press releases dated: May 17, 2007; Sept. 4, 2007; January 14, 2008). The Joint Venture has begun permitting activities for the Reno Creek Project, which includes lands within the Southwest Property.  Mining is planned using in-situ recovery (ISR) techniques

The NI 43-101 report covers the Southwest Reno Creek Property, which is located ¼ mile southwest of the main Reno Creek Property.  In February, the Company announced the completion of a NI 43-101 report for the main Reno Creek Property,  where  a 7.4 million pound measured and indicated uranium resource was estimated, up from the historically reported 4 million pounds (see press release dated: Feb. 5, 2008).

The recently completed Southwest Reno Creek NI 43-101 report covers part of Section 36 of the Reno Creek property, 81 unpatented lode mining claims, and a private mineral lease (Section 31).  In addition, the new resource estimate includes a portion of a property known as the “Claim Group” (Sections 1,6,12), which did not carry a historical resource estimate.  In total, the Southwest Reno Creek NI 43-101 comprises approximately 17% of the entire project area.

For the entire property, the 43-101 report provides a total Measured and Indicated resource estimate of 3,526,495 pounds at an average grade of 0.068% U3O8, up from the historically reported 1.3 million pounds U3O8 for Section 36 only. (See press release dated February 14, 2008: “Uranium Resources Summary by Property”). An additional 1,327,635 pounds of U3O8 at an average grade of 0.057% is classified as an Inferred mineral resource.  Due to the nature of the property configuration and available drill hole information, the resource estimates were separated into two sub-categories; one for Section 36 and one for the Claim Group.  Further details on the quantity and grade for each mineral resource category are shown in the following tables:

Southwest Reno Creek, Wyoming: Mineral Resources: Measured, Indicated and Inferred

Claim Group Resource	Tons	Average Grade %	Pounds	Ave. Thick	Ave. GT
Measured	629,294	0.076	954,811	11.1	0.84
Indicated	1,034,044	0.067	1,382,388	11.5	0.77
Total (M+I)	1,663,338	0.070	2,337,199	11.4	0.80
Inferred	751,389	0.059	887,184	10.8	0.64

Section 36 Resource	Tons	Average Grade %	Pounds	Ave. Thick	Ave. GT
Measured	303,180	0.071	430,214	11.0	0.78
Indicated	624,424	0.061	759,082	11.8	0.71
Total (M+I)	927,604	0.064	1,189,296	11.5	0.74
Inferred	411,740	0.053	440,450	12.6	0.67

Total Property Resource	Tons	Average Grade %	Pounds	Ave. Thick	Ave. GT
Measured	932,474	0.074	1,385,025	11.1	0.82
Indicated	1,658,469	0.065	2,141,470	11.6	0.75
Total (M+I)	2,590,943	0.068	3,526,495	11.4	0.78
Inferred	1,163,130	0.057	1,327,635	11.4	0.65

The Southwest Reno Creek technical report was prepared by Charles D. Snow, Certified Professional Geologist (CPG, Wyoming), who is a qualified person under National Instrument Policy 43-101.  Mr. Snow has over 40 years of uranium exploration and mine development experience (Utah International/Pathfinder) in the Gas Hills and Shirley Basin Uranium District, Wyoming, which are the two largest historical producing uranium districts in Wyoming.  In addition, Mr. Snow was involved with the world’s first in-situ recovery mining of uranium deposits in Shirley Basin dating back to the early 1960s.

The new resource estimates are based on 695 exploration drill holes completed by the previous mining companies on that portion of the Property controlled by the Joint Venture.  The Joint Venture owns this exploration data, which includes drill hole location maps, drill hole intercept data, and historical resource estimate documents.

For the mineral resource estimates, polygons, which were centered on the drill holes, were constructed by using perpendicular bisectors halfway between adjacent drill holes (also called area of equal influence “AOI”).  Uranium content was previously calculated using industry standards from gamma-ray logs for each hole by converting counts per second to % eU3O8 (equivalent).  Thickness and grade of the mineralized intercepts were assigned to each polygon for determining tonnage, with an assumed factor of 16 cubic feet per ton.  Historical drilling was conducted on a 100 foot by 200 foot grid, with 50 foot offset drilling spacing along the mineralized trends.  The AOI of each polygon was limited by the position of adjoining drill holes, the property boundary, and/or the maximum capped size of the measured (10,000 ft2), indicated (40,000 ft2), or inferred (160,000 ft2) resource category.

In the technical report, Mr. Snow writes:

“...it is the author’s opinion that there is considerable exploration potential to find ore-grade uranium mineralization on Section 31 (private mineral lease) based on the uranium mineralization noted immediately to the west on Section 36, immediately to the south on the Claim Group, and the significant mineralization noted on the Main Reno Creek Property 0.25 miles to the east.”  In addition, “The Southwest Reno Creek Property is considered a viable target for in-situ recovery of the uranium ore.  The ore is at depths of 270-450 feet, lying beneath the local water table within permeable sandstones confined by bounding shale and mudstone.  Significant permitting and research studies were performed over the years by the previous operators on Strathmore’s adjacent Main Reno Creek Property to bring that property to production, including successful operation and reclamation of a pilot in-situ recovery plant that showed bicarbonate lixiviant can be used to leach the uranium.”

The Southwest Reno Creek Property covers 2,700 acres (1,090 ha) and is located in the Pumpkin Buttes Uranium District within the Powder River Basin, northeastern Wyoming.  The Property lies midway between AREVA’s Christensen Ranch in-situ operations approximately 25 miles to the northwest and Cameco’s Smith Ranch in-situ facility, located 30 miles to the south. The project was extensively explored by a number of previous operators during the 1970s and1980s, including subsidiaries of the Tennessee Valley Authority (TVA).  The Property was subsequently acquired by Power Resources Inc (Cameco’s US subsidiary) from TVA in the mid 1990s but later dropped in the early 2000s when the price of uranium fell to an approximate US$7/lb. low.  Strathmore began acquiring properties in the Pine Tree-Reno Creek area in early 2004, and now holds in excess of 16,000 acres of uranium-hosting and highly prospective lands with its Joint venture partner, American Uranium Corporation.

The 43-101 technical report for the Southwest Reno Creek Property can be viewed in its entirety on the SEDAR website www.sedar.com and the Company's website www.strathmoreminerals.com.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, Chief Executive Officer, for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines.  It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

American Uranium Corporation Inc. is a Nevada based uranium exploration and development company, and is committed to spending US $12.375 million to earn an initial 22.5% in the Pine Tree-Reno Creek project and US $33 million over the next 6 years to earn a 60% interest.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com